FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
to
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year: March 31, 2010
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L 1E8

*	The Registrant is filing this annual report on a voluntary basis.

     In connection with the Province of Ontario’s U.S. Dollar Medium-Term Notes Program, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:
     The following additional exhibits are added to the Annual Report:

Exhibit (g)	Fiscal Agency Agreement, dated as of April 6, 2011, including the forms of Global Fixed Rate Note and Global Floating Rate Note, Administrative Procedures and the names and addresses of the Agents; Distribution Agreement, dated as of April 6, 2011, including the forms of Terms Agreement and Pricing Supplements; Interest Calculation Agency Agreement, dated as of April 6, 2011; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance and Ministry of Revenue of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Notes; and Schedule of Expenses.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
April 7, 2011	By:	/s/ Irene Stich
		Name:	Irene Stich
		Title:	Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (g)	Fiscal Agency Agreement, dated as of April 6, 2011, including the forms of Global Fixed Rate Note and Global Floating Rate Note, Administrative Procedures and the names and addresses of the Agents; Distribution Agreement, dated as of April 6, 2011, including the forms of Terms Agreement and Pricing Supplements; Interest Calculation Agency Agreement, dated as of April 6, 2011; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance and Ministry of Revenue of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Notes; and Schedule of Expenses.